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                                                                    Exhibit 99.1
[VIVENDI UNIVERSAL LOGO]


                     VIVENDI UNIVERSAL'S BOARD OF DIRECTORS
                         MAKES DECISION ON CEGETEL STAKE

PARIS, DECEMBER 3, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today made the following announcement with respect to Cegetel:

1. VIVENDI UNIVERSAL HAS DECIDED TO EXERCISE ITS PRE-EMPTIVE RIGHTS ON BRITISH TELECOM'S (BT'S) 26% INTEREST IN CEGETEL IN ORDER TO OWN 70% OF THE CAPITAL OF FRANCE'S LEADING PRIVATE TELECOMMUNICATIONS OPERATOR.

On the proposal of Jean-Rene Fourtou, Chairman and CEO, Vivendi Universal's Board of Directors has unanimously decided to exercise its pre-emptive rights on BT's 26% interest in Cegetel. Vivendi Universal will thus own 70% of France's leading private telecommunications operator and, as a result, 56% of SFR.

Vivendi Universal will purchase BT's 26% in Cegetel for the sum of E4 billion through a Special Purpose Vehicle (SPV) financed by E1.3 billion of non-recourse debt and E2.7 billion cash.

Vivendi Universal has raised the resources to finance its policy through the issue of the notes redeemable for shares and the sale of Vivendi Environnement shares, which have been previously disclosed, and the non-recourse loan to the SPV. In addition, as disclosed, Vivendi Universal has a E1 billion back-up facility.

The exercise of its pre-emptive rights on BT's shares is not expected to have any impact on the asset disposal program or the financial targets announced by Vivendi Universal on September 25. The transaction will give Vivendi Universal majority control over Cegetel and SFR, two strong-growth companies that generate significant cash flow.

Vivendi Universal is maintaining its target to reduce debt to below E8 billion by the end of 2004 and continue its asset disposal program, including Vivendi Environnement, to raise E16 billion over the same period.

2. STRUCTURE OF THE BOARD OF DIRECTORS

The Board of Directors noted the departure of Jean-Marc Espalioux, Jacques Friedmann and Marc Vienot. The Board of directors is very grateful for their valuable help, and, in particular, for their continuous support through these difficult months. Thanks to the dedication of all concerned, it has been possible to correct the situation and open new prospects.
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Messrs. Marc Vienot, Jacques Friedmann and Jean-Marc Espalioux have expressed their complete approval of the strategic orientations taken by the Board. These primarily concern removing Vivendi Environnement from VU's consolidation scope and the decision to exercise the pre-emptive rights on BT's interest in Cegetel.

They would like to congratulate Jean-Rene Fourtou and his teams for the excellent work they have done since July 3, in particular, their improvement of the cash position and the major disposal program that they have undertaken. The program has resulted in a substantial reduction of the company's debt and the resumption of strategic initiatives. They feel that, under the circumstances, their mission has been accomplished, and they would now like to resign from the Board so that a renewed team can take over.

                                  CEO COMMENTS:

Jean-Rene Fourtou, Chairman and CEO of Vivendi Universal, said: "In just five months, Vivendi Universal's teams have done an outstanding job, for which I thank them. The cash position is now well under control. The asset disposal program is ahead of schedule. The sale of our interest in Vivendi Environnement has been agreed rapidly and in the best interests of both companies.

"By taking over BT's stake in Cegetel, we will have secured majority control over SFR and Cegetel while continuing to meet our priority targets: ensuring a good cash margin, improving our financial ratios and lowering debt.

"SFR and Cegetel have been managed by our teams since the companies were created 15 and 6 years ago respectively. They are real industrial successes, with over 16 million customers (including more than 13 million for SFR), 8,600 employees, 2001 revenues of E6.4 billion, debt of below E500 million and very substantial cash flows. It is rare to find such well-managed telecommunications companies.

"Given the attractiveness of the French mobile phone market and the growth in fixed-line business, we are convinced that over the next three to five years, Cegetel is expected to post excellent growth in earnings and annual free cash flow that will regularly reach over E1.3 billion. This performance takes into account the necessary investments already started in UMTS.

"A majority holding in Cegetel and SFR is the surest way of creating value for our shareholders in the coming years, much more value than that represented by the offers we have received.

"To conclude, since July, Vivendi Universal has gone through a major defensive stage, and now it has taken the essential step of securing control over Cegetel. We are at present in a good position to improve our value for the benefit of all our shareholders."

The press conference will be available over the Internet from 5:45 p.m. Paris Time; 4:45 p.m. London Time and 11:45 a.m. New York Time. It will be available at the following URL:

http://clients.dbee.com/vivendi/20021204/va/index.html
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IMPORTANT DISCLAIMER:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: Vivendi Universal is will be unable to successfully complete its pre-emption of BT's stake in Cegetel; the announced disposals, debt reduction objectives and/or restructurings will not materialize in the timing or manner described; Vivendi Universal will not be able to obtain the regulatory or other approvals necessary to finalize the proposed transactions; Cegetel and/or Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Cegetel and/or Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition may slower customer growth, limit or reduce revenue and/or income or result in higher costs of acquiring new customers or providing new services; Vivendi Universal will not realise the synergies and other benefits associated with the pre-emption, including benefits associated with 3G technologies and MMS services; the estimated earnings, cash-flow and growth figures presented for Cegetel will not be realized; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Cegetel and/or Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

CONTACTS:

MEDIA                              INVESTOR RELATIONS
PARIS                              PARIS
Antoine Lefort                     Daniel Scolan
+33 (1) 71.71.1180                 +33 (1).71.71.1470
Alain Delrieu                      Laurence Daniel
+33 (1).71.71.1086                 +33 (1).71.71.1233

NEW YORK                           NEW YORK
Anita Larsen                       Eileen McLaughlin
+(1) 212.572.1118                  +(1) 212.572.8961